

EXHIBIT G:
BUSINESS PLAN / PITCH DECK





peeka

Where books come to life.

Investor Deck

Are Kids Reading?

Parents want their children to read, but kids prefer technology

For kids, mobile apps outcompete books

Mobile is beating books for attention timeshare. Source: Scholastic "Kids and Reading Report"

Avg child gets their first phone at 6 years old

Access to phones is increasing for children. Source: VoucherCloud Parent Research Survey

Children's print sales up 2.5% through 2018

Parents still want kids to read. Source: Publishers Weekly "Print Unit Sales Up in 2018"



peeka

The mobile platform where children's books come to life in **virtual reality.**

Engaging Readers on Their Terms

In a world dominated by screens, we meet kids in the middle








Develop
Publishers/authors work with Peeka to turn their existing titles into VR book experiences.

The Peeka Process

Profit
We revenue share with publishers/authors based on how many tokens were spent on their books.

Download
Parents download the Peeka mobile app and purchase tokens for children.

Spend
Kids spend tokens to experience the books of their choice from our library using a VR headset.

5

Revenue Models

Peeka is creating an *arcade for reading*

- **Parents purchase tokens in-app for their children to spend on each VR book rental***

- **Consumer bundles ($40-50 MSRP) includes:**
  - A hardcover book
  - One Peeka headset
  - A code granting unlimited access to the accompanying VR experience
  - 5 tokens to use in-app to discover other Peeka experiences

- **School / Enterprise Bundles**
  - Consumer bundle + iPhones and kid-proof headphones
  - "Hardware onramp" for recurring content purchases

* User can purchase the book outright for 75-100 Tokens (~$10- $15)





Competitive Landscape

Peeka aspires to become the home for all children's VR content, rooted in educational and immersive experiences that inspire curiosity and imagination for all young people.


Kids / Educational
Explorative
2D Book Apps
VR Apps
SPEAKABOOS
EPIC!
nick jr.
MERGE
peeka
VIEW•MASTER
YouTube
Classroom
bigscreen
Discovery VR
WITHIN

Press and Recognition

GeekWire (06/19)



GeekWire NEWS JOBS EVENTS RESOURCES ABOUT

Trending: Expedia shows off $900M Seattle waterfront campus as thousands of employees prepare to move in

Peeka hopes to spark kids' passion for reading by immersing them in VR-enhanced books

BY LISA STIFFLER on June 6, 2019 at 3:00 pm

Post a Comment | Share 325 | Tweet | Share | Reddit | Email

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ABC Savannah (12/18)

"What new technology will Jasper County students see in their classrooms?" (video)


peeka
Ridgeland school leaders introduce virtual reality to students
NEW ON
WJCL 22 abc

House Resolution H. 4037



Peeka recognized by SC House of Reps for bringing VR literacy programs to Jasper County



A HOUSE RESOLUTION

TO COMMEND ANTIOCH EDUCATIONAL CENTER IN JASPER COUNTY AND THE DESIGNERS OF PEEKA FOR THEIR SUCCESSFUL EFFORTS TO LAUNCH THE NATION'S FIRST DISTRICT-WIDE USE OF THE PEEKA VIRTUAL REALITY LEARNING TOOL IN THE JASPER COUNTY SCHOOL DISTRICT.

Whereas, the South Carolina House of Representatives was pleased to learn that Hunter Stutsman, Alex Comfortes, and Michael Wong, the designers of Peeka, agreed to launch the nation's first district-wide use of the innovative Peeka Virtual Reality Learning Tool in the Jasper County School District (JCSD) in coordination with Antioch Educational Center (AEC) in December 2018; and

Whereas, Peeka, a virtual-reality learning tool that enhances the love and desire to read, as well as the child's comprehension, allows students to read, learn, and play in virtual reality and to be on the cutting edge of the latest innovative learning experiences while challenging their imaginations to higher heights of learning; and

Whereas, because the children's books come to life in virtual reality, Peeka's mobile platform allows the students' favorite stories to happen to them. The mission that the publishers, parents, and schools have for Peeka is that the program will increase students' reading comprehension, retention, and engagement by reading books on Peeka; and

Whereas, AEC first learned of Peeka while escorting some JCSD students enrolled in the Antioch Scholars Program who had excelled in their last school term on a weeklong, all-expense-paid trip to Seattle, Washington, and to Vancouver, Canada; and

Whereas, while visiting the Pacific Science Center in Seattle, students had the opportunity to experience the Peeka tool, and the executive director of AEC, Jackie O'Bannon, began to discuss the possibility that the designers could come to Jasper County; and

Whereas, their interest grew with the director's continued insistence until they finally agreed to bring Peeka to Jasper County. Then a whole new round of talks and contractual agreements had to be entered and agreed upon; and

Whereas, JCSD Superintendent Rachael Anderson joined some of the ongoing Skype conversations with AEC and the designers of Peeka, and when AEC identified anonymous funders to finance the project, the deal was solidified; and

Whereas, over three days, the designers trained the AEC's certified literacy coach, as well as the Hardeeville and Ridgeland Elementary schools' literacy/reading coaches, with the full usage and understanding of the Peeka virtual reality learning tool, and they visited each of the two schools to introduce the program to several classes at each location; and



South Carolina Governor McMaster trying Peeka on the SC Capitol building (02/19)

Team + Partners

Advisors: James Cardo, Seaton Gras, Blake Hellman



CEO, founder
Michael Wong



COO, founder
Alex Comfortes



CSO, founder
Hunter Stutsman





Front End Developer
Gavin Fridlund



Backend Developer
Aaron Nguyen



Design Manager
Devin Min







Unity Developer
Chris Dougherty



Unity Developer
Aaron Andrews



Animator
Chyann Hughes



Animator
Akiko Ambuehl







IDAHO VIRTUAL REALITY COUNCIL

AIE

SURF INCUBATOR

NWAIS Northwest Association of Independent Schools

Fenwick FENWICK & WEST LLP

ALDARIS CPA GROUP BECAUSE LIFE IS TAXING ENOUGH

Cardinal Publishers Group

Traction



First Sales

Concept	Pre-Seed	1st Book Completed	1st Pilots Begins	Pacific Science Center	1st and 2nd School Deals	2nd Book Completed	MVP App Launches
July 2016	Mar 2017	Sept 2017	Nov 2017	Jul 2018	Dec 2018	May 2019	Jun 2019

Summer 2019

This summer has yielded Peeka significant traction in terms of app / platform development, partnerships and our first sales. We're expanding Peeka through school districts and libraries in ID, SC and new ground in MS and FL via different strategic partnerships in those states. We're finalizing a lucrative deal to create VR content for an upcoming Netflix fairy-tale series. We'll be a part of the first batch of companies launching with Fundopolis and their marketing campaign to promote the platform to investors.

10

Use of Funds

1. **Complete new app features:** Parent Portal (second screen), Peeka Points (motivation), etc

2. **Grow content moat:** Create 8+ content pieces, grow content team, articulate partner SDK's and toolkits

3. **Onboard 10+ enterprise partners:** More School Districts, Hospitals, Daycare, etc

4. **Acquire 10,000+ downloads** & 2,000+ active users

5. **Integrate with strategic partners:** Hardware + IP (toy companies)

Reading can be fun again.

Let's make it happen together.

pēēka



Appendix

Seed User/Revenue Projections

	Seed User + Revenue Growth											
USER GROWTH	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12
# of Total Downloads	175	525	1,313	2,625	5,250	10,238	19,451	28,204	39,486	53,306	69,298	86,622
Conversion Rate	70.00%	67.20%	63.17%	58.11%	52.30%	46.03%	43.73%	41.54%	39.46%	37.49%	35.61%	33.83%
Total # of Paying Users	123	353	829	1,526	2,746	4,712	8,505	11,716	15,582	19,984	24,680	29,308
USER SPEND	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12
Total # of Paying Users	123	353	829	1,526	2,746	4,712	8,505	11,716	15,582	19,984	24,680	29,308
Avg Cost Per Read	$ 0.85	$ 0.85	$ 0.85	$ 0.85	$ 0.85	$ 0.85	$ 0.85	$ 0.85	$ 0.85	$ 0.85	$ 0.85	0.85
Avg Reads Per User P/M	2	2.4	2.88	3.46	4.15	4.98	5.97	7.17	8.60	10.00	10.00	10.00
Avg $$ Spent Per User P/M	$1.69	$2.03	$2.44	$2.93	$3.51	$4.21	$5.06	$6.07	$7.28	$8.47	$8.47	$8.47
REVENUE PROJECTIONS	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12
Gross Token Revenue	$ 207	$ 717	$ 2,022	$ 4,465	$ 9,644	$ 19,860	$ 43,016	$ 71,106	$ 113,486	$ 169,246	$ 209,019	$ 248,210
% of Token Revenue To Authors	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%
Token Revenue to Authors	104	359	1,011	2,233	4,822	9,930	21,508	35,553	56,743	84,623	104,509	124,105
Token Revenue - Peeka	$ 104	$ 359	$ 1,011	$ 2,233	$ 4,822	$ 9,930	$ 21,508	$ 35,553	$ 56,743	$ 84,623	$ 104,509	$ 124,105
Net School Subscription Revenue	6,130	2,170	6,130	28,720	6,130	2,170	6,130	28,720	6,130	2,170	6,130	28,720
School Revenue - Authors	960	240	960	5,040	960	240	960	5,040	960	240	960	5,040
School Revenue - Commissions	2,105	845	2,105	9,320	2,105	845	2,105	9,320	2,105	845	2,105	9,320
School Revenue - Peeka	$ 3,065	$ 1,085	$ 3,065	$ 14,360	$ 3,065	$ 1,085	$ 3,065	$ 14,360	$ 3,065	$ 1,085	$ 3,065	$ 14,360
Operational Expenses	75,700	68,200	68,200	75,700	68,200	68,200	68,200	68,200	68,200	68,200	68,200	68,200
Other Expenses	13,250	2,500	13,250	2,500	24,000	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Total Expenses	$88,950	$70,700	$81,450	$78,200	$92,200	$70,700	$70,700	$70,700	$70,700	$70,700	$70,700	$70,700
EBIT	($85,781)	($69,256)	($77,374)	($61,607)	($84,313)	($59,685)	($46,127)	($20,787)	($10,892)	$15,008	$36,874	$67,765
Running Total		($155,038)	($232,412)	($294,019)	($378,332)	($438,017)	($484,144)	($504,931)	($515,823)	($500,815)	($463,941)	($396,176)
Cash Balance with Revenue	$914,219	$844,962	$767,588	$705,981	$621,668	$561,983	$515,856	$495,069	$484,177	$499,185	$536,059	$603,824
Cash Balance without Revenue	$911,050	$840,350	$758,900	$680,700	$588,500	$517,800	$447,100	$376,400	$305,700	$235,000	$164,300	$93,600

14

Market Context

Elementary reading levels are Peeka's sweet spot.



233 million

Children's
books sold in
2017 in the U.S.

Source: 2017 Book
Publishers Weekly



$18.52

Average price
per children's
book in 2018

Source: 2018 SLJ Follett



35.6 million

Pre-K through 8th
grade students in
2018 in the U.S.

Source: 2018 NCES

Content Production

- **We convert picture books into virtual reality experiences**
- **Defining how books in VR work**
    - Like Disneyland rides
- **4 to 8 week production**
    - Can get down to 2-4 weeks
- **Scalable content pipeline**
    - SDK for developers / creators
- **Constant feed of tech talent**
    - Internship program with AIE







"Would you happen to have any Grey Bubble-Goo, that you'd like to trade for these colorful shoes?"
"I would!"
"I could!"
"Let me ask my mother! And with this pair, I will have every color."


Amazon #1 Bestseller
Harry The Happy Mouse
n.g.k.
Illustrated by Janelle Dimmett


SCAVENGER SCOUT: ROCK HOUND
By Shelby Wilde
Illustrated by Yana Popova


Farful Foolong from Oolong Panshoo
and the Grey Bubble Goo
Written by Nick Loren
Illustrated by Nicolas P Villarreal


NINJA!
ARREE CHUNG

Content Acquisition

- **Independent Authors**
  - Less barrier to entry
  - We own rights to independent IP
- **Legacy Publishers/Licensors**
  - Hundreds of back-listed titles
  - Acquire rights from licensors
- **Original Content**
- **Content Visions Extends Beyond Books**
  - Roadmap ramps up to a variety of different immersive edu experiences

Research/Testing

Peeka has tested with thousands of kids throughout 2018 - 2019

- **Currently have our product in 4 schools across the US**
- **Working with BSU on an extended engagement research study**
- **Very positive preliminary results with ESL students**





00:00
Nampa Schools Foundation
P.O. Box 874
Nampa, ID 83653
131
DATE 3-14-19
$ 1,980.00
PAY TO THE ORDER OF Quincey Williamson
One thousand nine hundred eighty & 00/100
DOLLARS
FOR VR in Classroom
Nampa Schools Foundation

to me, Hunter
2:06 PM View details

Wow!

Thank you both so much! The kids talked about their Peeka experience all the way to specials. I am amazed at how detailed they were able to recap the story for me. I don't get those kind of answers from a typical read-aloud.

Let me know what day and time is ideal for you both for the data collection conversation.

Thank you again, and have a safe flight!

Second Grade Teacher
Lake Ridge Elementary

Research/Testing

Peeka has tested with thousands of kids throughout 2018 - 2019. Our educational advisor, a teacher in Idaho where we're live, is working on independent research with Peeka regarding reading engagement and comprehension with ELL students.

	Average	Min	Max
Age	8.83 years	6 years	13 years
Grade	3rd grade	1st grade	8th grade
Hours Spent Reading Per Week	8.53 hours	.5 hours	40 hours
Entertainment (out of 5)	4.67 out of 5	3 out of 5	5 out of 5
Retention Grade (out of 5)	4.50 out of 5	2 out of 5	5 out of 5

Disclaimer

This Confidential Memorandum (this "Memorandum") has been prepared solely for the purpose of assisting interested parties in deciding whether to proceed with their own independent in-depth investigation and analysis of Peeka, INC. ("Peeka" or the "Company") and does not purport to contain all of the information that may be required to evaluate the Company. In all cases, interested parties must conduct their own independent in-depth investigation and analysis of the Company and the information set forth in this Memorandum, as well as any other information communicated or made available to the parties.

Nothing contained within this Memorandum is, or should be relied upon as, a promise or representation as to the future. The business analysis and financial projections contained herein are based on information available at the time this Memorandum was prepared, and there is no representation, warranty or other assurance that any of the projections will be realized.

By accepting this Memorandum, the recipient, and its directors, officers, employees, representatives, advisors and consultants (the "Representatives"), acknowledge and agree that all of the information contained herein is subject to a confidentiality agreement previously executed by the recipient. Without limiting the generality of the foregoing: (1) the recipient will not reproduce this Memorandum, in whole or in part; (2) if the recipient does not wish to pursue this matter, the recipient will destroy this Memorandum as soon as practicable, together with any other material relating to the Company that the recipient may have received from the Company; and (3) any proposed actions by the recipient that are inconsistent in any manner with the foregoing agreements will require the prior written consent of Peeka.

This Memorandum and other information related to the Company and provided to the recipient shall remain the property of the Company and may not be copied, or distributed to others without the prior written consent of the Company. Peeka reserves the right to negotiate with one or more interested parties at any time and to enter into a definitive agreement without prior notice to the recipient or other interested parties. Neither this Memorandum nor its delivery to any interested party shall constitute an offer to sell or the solicitation of an offer to buy any assets or equity interest of the Company, nor shall this Memorandum be construed to indicate that there has been no change in the affairs of the Company since the date hereof. The information and opinions contained in this Memorandum are provided as at the date of this document.

Peeka also reserves the right to terminate, at any time, the solicitation of indications of interest for the Company or the further participation in the investigation and proposal process by any party.